Exhibit (a)(1)(A)

SENTIO HEALTHCARE PROPERTIES, INC.

IF YOU DO NOT WISH TO SELL ANY PORTION OF YOUR SHARES AT THIS TIME, NO ACTION IS REQUIRED AND YOU CAN DISREGARD THIS NOTICE.

April 10, 2014

Dear Stockholder:

The board of directors of Sentio Healthcare Properties, Inc. (the “Company”), upon the recommendation of the Company’s management, has authorized the repurchase of up to $35 million of shares from common stockholders at a price of $8.50 per share. Because the Company’s stock repurchase program has been suspended since May 2011, the Company is commencing this tender offer to provide some level of liquidity to its stockholders who may desire to exit all or a portion of their investment in the Company’s shares.

If you do not wish to sell your shares at this time, no action is required and you can disregard this notice. If you are interested, the procedures for tendering some or all of your shares for repurchase are outlined in the attached documents.

The repurchase of shares through a tender offer is a highly regulated activity and is subject to the tender offer rules of the Securities and Exchange Commission. Please pay close attention to these instructions and the cutoff dates for returning the required notices. Please note that a request to tender shares does not necessarily mean that the full amount of such request will be fulfilled.

If you have any questions regarding the Company’s tender offer and process, please contact Georgeson Inc., the information agent for this offer at (866) 785-7395. Please note that no tender of shares delivered via facsimile, email or any method of delivery other than as indicated in the enclosed Offer to Purchase will be accepted.

Sincerely,

/s/ John Mark Ramsey
John Mark Ramsey
President and Chief Executive Officer